UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

The Hain Celestial Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

405217100

(CUSIP Number)

GLENN W. WELLING

ENGAGED CAPITAL, LLC

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,719,645
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,719,645
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,106,956
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,106,956
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,106,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,311,388
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,311,388
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,311,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-C, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,407,543
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,407,543
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,407,543
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-D, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,096,052
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,096,052
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,096,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest VI-E, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,207,565
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,207,565
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,207,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,719,645
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,719,645
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,719,645
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,719,645
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,996,598
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,996,598
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,996,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,996,598
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,996,598
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,996,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 405217100

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,015,722*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,015,722*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,015,722*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%*
14	TYPE OF REPORTING PERSON

IN

* Includes 19,124 Shares beneficially owned directly by Mr. Welling.

13

CUSIP No. 405217100

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Following the pro rata distribution of Shares by Engaged Capital Co-Invest VI-A as described in greater detail in Item 5(c) below, Engaged Capital Co-Invest VI-A no longer beneficially owns any Shares and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 6. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,719,645 Shares owned by Engaged Capital Flagship Master is approximately $44,331,364, including brokerage commissions. The aggregate purchase price of the 2,106,956 Shares owned by Engaged Capital Co-Invest VI is approximately $76,179,222, including brokerage commissions. The aggregate purchase price of the 2,311,388 Shares owned by Engaged Capital Co-Invest VI-B is approximately $79,294,563, including brokerage commissions. The aggregate purchase price of the 1,407,543 Shares owned by Engaged Capital Co-Invest VI-C is approximately $49,079,758, including brokerage commissions. The aggregate purchase price of the 4,096,052 Shares owned by Engaged Capital Co-Invest VI-D is approximately $84,962,477, including brokerage commissions. The aggregate purchase price of the 4,207,565 Shares owned by Engaged Capital Co-Invest VI-E is approximately $99,642,186, including brokerage commissions. The aggregate purchase price of the 147,449 Shares held in the Engaged Capital Account is approximately $3,392,210, including brokerage commissions.

Mr. Welling, in his capacity as a director of the Issuer, has been awarded an aggregate of 27,198 restricted Shares, of which 19,124 restricted Shares have vested.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Due to recent market volatility and the appreciation of the Issuer’s stock price from the success of the Issuer’s ongoing business transformation, the size of the Reporting Persons’ investment in the Shares as a percentage of their portfolio has exceeded the Reporting Persons’ position size limit for risk management purposes. Accordingly, the Reporting Persons have adjusted the size of their position in the Shares. The Issuer’s Shares remain the largest holding in the Reporting Persons’ investment portfolio.

14

CUSIP No. 405217100

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported beneficially owned by each person named herein is based upon 101,954,182 Shares outstanding as of April 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 7, 2020.

As of the close of business on the date hereof, Engaged Capital Flagship Master beneficially owned 1,719,645 Shares, constituting approximately 1.7% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 1,719,645 Shares beneficially owned by Engaged Capital Flagship Master, constituting approximately 1.7% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Co-Invest VI beneficially owned 2,106,956 Shares, constituting approximately 2.1% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Co-Invest VI-A did not beneficially own any Shares, constituting 0% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Co-Invest VI-B beneficially owned 2,311,388 Shares, constituting approximately 2.3% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Co-Invest VI-C beneficially owned 1,407,543 Shares, constituting approximately 1.4% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Co-Invest VI-D beneficially owned 4,096,052 Shares, constituting approximately 4.0% of the Shares outstanding.

As of the close of business on the date hereof, Engaged Capital Co-Invest VI-E beneficially owned 4,207,565 Shares, constituting approximately 4.1% of the Shares outstanding.

As of the close of business on the date hereof, 147,449 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Welling directly beneficially owned 19,124 Shares, constituting less than 1% of the Shares outstanding.

15

CUSIP No. 405217100

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest IV-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D and Engaged Capital Co-Invest VI-E and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 15,996,598 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account, constituting approximately 15.7% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 15,996,598 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account, constituting approximately 15.7% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 15,996,598 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest VI, Engaged Capital Co-Invest VI-B, Engaged Capital Co-Invest VI-C, Engaged Capital Co-Invest VI-D, Engaged Capital Co-Invest VI-E and held in the Engaged Capital Account, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 16,015,722 Shares, constituting approximately 15.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b) By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest VI, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Co-Invest VI.

By virtue of their respective positions with Engaged Capital Co-Invest VI-B, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Co-Invest VI-B.

By virtue of their respective positions with Engaged Capital Co-Invest VI-C, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Co-Invest VI-C.

By virtue of their respective positions with Engaged Capital Co-Invest VI-D, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Co-Invest VI-D.

16

CUSIP No. 405217100

By virtue of their respective positions with Engaged Capital Co-Invest VI-E, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported as beneficially owned by Engaged Capital Co-Invest VI-E.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

Mr. Welling has the sole power to vote and dispose of the Shares directly beneficially owned by him.

(c) The transactions in the securities of the Issuer by the Reporting Persons during the past 60 days are set forth herein. On April 16, 2020, Mr. Welling donated 8,149 Shares, an amount representing his remaining director compensation for 2020, to assist employees of the Issuer who have been adversely affected by the COVID-19 pandemic. On May 14, 2020, Engaged Capital Flagship Master and the Engaged Capital Account sold 61,000 Shares and 44,426 Shares, respectively, at a price of $29.9772 per Share. On May 15, 2020, Engaged Capital Flagship Master and the Engaged Capital Account sold 368,820 Shares and 31,180 Shares, respectively, at a price of $29.7524 per Share. On May 18, 2020, Engaged Capital Flagship Master and the Engaged Capital Account sold 160,400 Shares and 14,600 Shares, respectively, at a price of $29.1862 per Share. On May 18, 2020, Engaged Capital Co-Invest VI-A made a pro rata distribution of the 4,391,753 Shares owned by it to its partners. Following the transactions reported herein, Engaged Capital and the remaining Reporting Persons continue to collectively beneficially own 16,015,722 Shares, representing approximately 15.7% of the outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 19, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 6 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated May 19, 2020.

17

CUSIP No. 405217100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2020

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-A, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-B, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

18

CUSIP No. 405217100

Engaged Capital Co-Invest VI-C, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-D, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest VI-E, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

19

CUSIP No. 405217100

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

20